News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 16, 2022

Seabridge Gold Files First Quarter 2022 Report to Shareholders,

Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that it has filed a Report to Shareholders and its Interim Financial Statements and Management's Discussion and Analysis for the three months period ended March 31, 2022 on SEDAR (www.sedar.com). These statements are also available on Seabridge's website at https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  Secured US$225 million to fund KSM early-stage construction activities
  Entered into Agreement with BC Hydro to supply green, low-cost construction power to KSM
  KSM site capture and substantially started activities move to the next level
  Updated mineral resource estimates reported for KSM's Mitchell and East Mitchell deposits
  Drilling completed at the Snowstorm Project in Northern Nevada

During the three-month period ended March 31, 2022 Seabridge posted a net loss of $6.3 million ($0.08 per share) compared to a net loss of $4.3 million ($0.06 per share) for the same period last year. During the 1st quarter, Seabridge invested $10.1 million in mineral interests, property and equipment compared to $7.5 million during the same period last year. At March 31, 2022, net working capital was $294.2 million compared to $36.9 million at December 31, 2021.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com